Exhibit 5

767 Fifth Avenue
New York, NY 10153-0119
+1 212 310 8000 tel
+1 212 310 8007 fax

March 13, 2012

Genworth Financial, Inc.

6620 West Broad Street

Richmond, Virginia 23230

Ladies and Gentlemen,

We have acted as counsel to Genworth Financial, Inc., a Delaware corporation (the “Company”), in connection with the offer and sale by the Company of $350,000,000 aggregate principal amount of 7.625% Senior Notes due 2021 (the “Notes”), pursuant to the underwriting agreement, dated as of March 8, 2012 (the “Agreement”), between the Company and Credit Suisse Securities (USA) LLC, Deutsche Bank Securities Inc., Goldman, Sachs & Co. and UBS Securities LLC, as representatives of the underwriters named therein.

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Registration Statement on Form S-3 (File No. 333-161562), filed by the Company on August 26, 2009 (the “Registration Statement”); (ii) the prospectus, dated August 26, 2009 (the “Base Prospectus”), which forms a part of the Registration Statement; (iii) the prospectus supplement, dated March 8, 2012 (the “Prospectus Supplement”); (iv) the base indenture, dated as of June 15, 2004, between the Company and The Bank of New York Mellon Trust Company, N.A., as trustee (the “Trustee”), as heretofore supplemented and as further supplemented by supplemental indenture no. 8, dated as of March 25, 2011; and (v) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinion hereinafter set forth. We refer to the Base Prospectus as supplemented by the Prospectus Supplement as the “Prospectus.”

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies and the authenticity of the originals of such latter documents. As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

March 13, 2012 Page 2

Based on and subject to the foregoing, we are of the opinion that (assuming the due authentication by the Trustee) the Notes constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms.

The opinion expressed above with respect to validity, binding effect and enforceability is subject to the effect of any applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

The opinions expressed herein are limited to the laws of the State of New York and the corporate laws of the State of Delaware, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the incorporation by reference of this letter as an exhibit to the Registration Statement and to the reference to our firm under the caption “Legal Matters” in the Prospectus.

Very truly yours,

/s/ Weil, Gotshal & Manges LLP